Exhibit 99(a)(1)(vii)

AMBEV ANNOUNCES THE COMMENCEMENT OF THE VOLUNTARY OFFER TO
PURCHASE ANY AND ALL OUTSTANDING SHARES OF ITS SUBSIDIARY
QUILMES INDUSTRIAL (QUINSA), SOCIÉTÉ ANONYME

São Paulo, January 25th, 2007 - Companhia de Bebidas das Américas - AmBev (“AmBev”) [BOVESPA: AMBV4, AMBV3; and NYSE: ABV, ABVc] announced today that the Commission de Surveillance du Secteur Financier (the “CSSF”) in Luxembourg has approved the offer document (the “Offer Document”) in relation to the voluntary offer to purchase up to 6,872,480 Class A shares and up to 8,661,207 Class B shares (including Class B shares held as American Depositary Shares (“ADSs”)) of its subsidiary Quilmes Industrial (Quinsa), Société Anonyme (“Quinsa”), which represent the outstanding Class A shares and Class B shares (and Class B shares held as ADSs) that are not owned by AmBev or its subsidiaries.

The offer will be made by Beverage Associates Holding Ltd. (“BAH”), a Bahamian corporation and a wholly-owned subsidiary of AmBev.

The purchase price will be U.S.$3.35 per Class A share, U.S.$33.53 per Class B share (U.S.$67.07 per ADS), net to the seller in cash (less any amounts withheld under applicable tax laws), without interest, which corresponds to the same price per share paid by AmBev to Beverage Associates (BAC) Corp. (“BAC”), on August 8, 2006, in a negotiated transaction for the acquisition of BAC’s controlling interest in Quinsa. As further explained in the Offer Documentation (as defined below), Quinsa’s board of directors has unanimously determined that the offer price is fair to Quinsa’s shareholders other than AmBev and its subsidiaries and has decided to recommend that shareholders tender their shares in the offer.

The offer will be subject to certain conditions, including, among others, there being validly tendered and not validly withdrawn at least 3,939,387 Class B shares (including Class B shares held as ADSs).

The offer is scheduled to expire at 5:00 p.m. New York City time (11:00 p.m. Luxembourg time), on Wednesday, February 28, 2007, unless extended or reopened (such date and time, as they may be extended or reopened, the “Expiration Date”) or earlier terminated in accordance with applicable law. Settlement of the offer is expected to occur promptly following the Expiration Date (and in no case later than five (5) days after the Expiration Date).

AmBev intends, as soon as practicable following the consummation of the offer, to acquire the remaining Class A shares and Class B shares (and Class B shares held as ADSs) pursuant to the squeeze-out right under Article 15 of the Luxembourg takeover law on the same terms and conditions of the offer. Following consummation of the offer and the exercise of the squeeze-out right, AmBev intends to cause Quinsa to apply to delist all ADSs from the New York Stock Exchange (including the remaining non-tendered ADSs) and all Class A shares and Class B shares from the Luxembourg Stock Exchange (including the remaining non-tendered Class A shares and Class B shares), to terminate Quinsa’s ADS facility and the registration of the Class B shares under the Securities Exchange Act of 1934.

All terms and conditions of the offer are described in the Offer Document, which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 25th, 2007. Shareholders of Quinsa can obtain the Offer Document and other documents that were filed with the SEC (the “Offer Documentation”) for free at http://www.sec.gov and http://www.ambev-ir.com.

AmBev has selected Credit Suisse Securities (USA) LLC to act as Dealer Manager for the offer. Innisfree M&A Incorporated will act as Information Agent and The Bank of New York will act as the Share Tender Agent (Luxembourg) and ADS Tender Agent (U.S.) in connection with the offer.

The Offer Documentation will be mailed to Quinsa shareholders by Innisfree M&A Incorporated. Requests for the Offer Documentation may be directed to Innisfree M&A Incorporated at +1 877 750 9501 (toll free in the U.S. and Canada) or at +00 800 7710 9970 (freephone in the EU), or in writing at 501 Madison Avenue, 20th floor, New York, NY, 10022, U.S.A. Questions regarding the offer may be directed to Credit Suisse Securities (USA) LLC at +1 800 318 8219 (toll free in the U.S.).

This announcement does not constitute an offer to purchase or a solicitation of an offer to sell securities. The offer is being made solely through the Offer Documentation.

Disclaimers

No communication or information relating to the proposed offer for the Class A shares and Class B shares of Quinsa (including Class B shares held as ADSs) not already held by AmBev’s subsidiaries may be distributed to the public in any jurisdiction in which a registration or approval requirement applies other than the United States of America or Luxembourg. No action has been (or will be) taken in any jurisdiction where such action would be required outside of the United States of America and Luxembourg in order to permit a public offer. The offer and the acceptance of the offer may be subject to legal restrictions in certain jurisdictions. Neither AmBev nor BAH assume responsibility for any violation of such restrictions by any person.

The Companies

Quinsa is the largest brewer in Argentina, Bolivia, Paraguay and Uruguay, having a share of the Chilean market as well. It also is the Pepsi bottler in Argentina and Uruguay.

AmBev is the largest brewer in Brazil and in South America through its beer brands Skol, Brahma and Antarctica. AmBev also produces and distributes soft drink brands such as Guaraná Antarctica, and has franchise agreements for Pepsi soft drinks, Gatorade and Lipton Ice Tea. AmBev has been present in Argentina since 1993 through Brahma. BAH is a wholly owned subsidiary of AmBev.

For additional information, please contact the Investor Relations Department:

Fernando Tennenbaum	Isabella Amui
+55 11 2122-1415	+55 11 2122-1414
ir@ambev.com.br

WWW.AMBEV-IR.COM

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Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, Company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica - CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur.  The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors.  Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.